Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
TransAlta Corporation 110 – 12th Avenue SW Calgary, Alberta T2P 2M1

Item 2.	Date of Material Change
July 23 and 25, 2012

Item 3.	News Release
Press releases disseminated via Marketwire on both of July 23, 2012 and July 25, 2012.

Item 4.	Summary of Material Change

On July 23, 2012, TransAlta Corporation (TransAlta) announced that the independent arbitration panel had validated TransAlta’s operating practices and had granted its claim of force majeure on Sundance units 1 and 2.  TransAlta had also sought to have the Power Purchase Arrangement (PPA) terminated for economic reasons, as provided under the legislation.  The panel did not agree with this claim.  In accordance with the decision, TransAlta is required to pay certain penalties and repair the units.  TransAlta will receive capacity payments, from the Balancing Pool for the period of force majeure beginning on November 20, 2011 until such time the units are returned to service.

On July 25, 2012, TransAlta announced that it had signed a long-term electricity contract for Centralia and provided an update on its second quarter announcing that it expected to record a net loss of approximately $790 - $810 million ($3.48 - $3.57 per share) in the second quarter of 2012.

Item 5.	Full Description of Material Change

Sundance arbitration ruling

On July 23, 2012, TransAlta reported that the independent arbitration panel considering TransAlta’s decision in December 2010 to shut down two units at its Sundance generating station had allowed TransAlta’s claim of force majeure.

TransAlta also sought to have the PPA terminated for economic reasons, as provided for under the legislation. The panel did not agree with this claim.

TransAlta will record a net penalty of approximately $150 million in the second quarter of 2012. This will be partially offset by approximately $100 million in capacity payments that TransAlta will continue to receive from the Balancing Pool starting in the third quarter of 2012 until the units are restored to service. The estimated total impact of net penalties to TransAlta is approximately $50 million.

TransAlta will immediately start the work to safely restore the units to service. The cost to repair the units is estimated at approximately $190 million.

As a result of the panel's decision, under International Financial Reporting Standards, TransAlta will potentially record an impairment of up to $45 million compared to a current book value of $140 million which would be recorded in second quarter results.

Long-term electricity contract for Centralia

On July 25, 2012, TransAlta announced that its subsidiary TransAlta Centralia Generation LLC has entered into an 11-year agreement to provide electricity from its Centralia, Washington power plant to Puget Sound Energy (“PSE”). Contract details related to pricing are kept confidential for competitive reasons. The agreement is subject to approval by the Washington Utilities and Transportation Commission.

As a result of the new contract, along with existing hedges, approximately 35 per cent of Centralia’s total available production will be contracted from 2014 until the end of 2020, with 2013 being approximately 45 per cent contracted. On the same basis, approximately 65 per cent of the total available production will be contracted from 2021 through 2025. Centralia’s 670 megawatt (“MW”) Unit 1 is scheduled to be shut down at the end of 2020 and the 670 MW Unit 2 at the end of 2025 under the terms of Washington State’s TransAlta Energy Transition Law.

Under the power purchase agreement, PSE will buy 180 MW of firm, base-load power from TransAlta starting in December 2014.  In December 2015, the contract increases to 280 MW and, from December 2016 to December 2024, the contract is for 380 MW of coal transition power. In the last year of the agreement the contracted volume is 300 MW.

Quarterly and annual financial update

TransAlta also announced that, under International Financial Reporting Standards (“IFRS”), and taking into consideration TransAlta’s existing contracts, the new contract with PSE and management’s expectations for forward market electricity pricing in the Pacific Northwest, TransAlta expects, at quarter end, to write down the carrying value of the Centralia Thermal plant by approximately $350 million relative to its current book value of approximately $770 million, and the associated tax assets by approximately $170 million, relative to their current book value of approximately $215 million.

The reduction in the value of the deferred tax asset will result in an increase in TransAlta’s overall effective tax rate from an accounting perspective; however, from a cash flow perspective, TransAlta does not expect to pay any cash taxes for Centralia through to the end of the plant’s economic life in 2025.

TransAlta also expects to write down its Sundance Units 1 and 2 in the second quarter of 2012 by approximately $45 million relative to the current book value of $140 million. This write down, combined with the net penalty from the Sundance arbitration to be recorded in the second quarter, results in a net earnings impact of approximately $185 million.

Under IFRS, TransAlta expects to record a net loss of approximately $790- $810 million ($3.48 - $3.57 per share) in reported earnings for the second quarter 2012.

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Maryse St.-Laurent

Vice-President and Corporate Secretary

Telephone:  (403) 267-7110

Item 9.	Date of Report
July 26, 2012